Invest in Makeba

Technology | Retail | Software | App | Ecommerce

Easier payments and remittances for emerging markets

MAKEBA.MONEY NEW YORK NEW YORK





Income inequality is one of the most important challenges of our time. Technology allows us to address financial inclusion. We are in business to make money, but to do so in a socially responsible way. We go beyond moving money forward for our customers and offer them innovative products that solve their most acute pain points.

Yamandou Alexander CEO @ Makeba

Why you may want to invest in us...

1. Faster and 90% cheaper than competitors
2. Customer base growing 35% per month since January launch
3. CEO with decades of experience building technology projects in emerging markets
4. Fully operational and outperforming in first West African market
5. Long stagnant market primed for product that's easier to use and with faster service

Why investors ❤ us

WE'VE RAISED $2,625,200 SINCE OUR FOUNDING



*There are two really compelling things about Makeba – both of them rare. One is the absolutely massive space that is financial technology that is building what consumers and businesses want (in other words, you could ask 10 out of 10 people on the street and they would be underserved by their current solutions... all 10!), and then the other piece is that their entry point into this massive market is focused, novel, and already gaining excellent traction. When you combine those two things... magic can happen. Both are rare in their own right. And there is no guarantee when it comes to startups. But the combination of them creates the 100x / venture *potential* that a professional*

... read more

James Beshara Senior Managing Member, JJB Angel GP, LLC as General Partner for JJB Angel Fund II, LP

LEAD INVESTOR | INVESTING $25,000 THIS ROUND



Because I believe in YOU! And in Africa :)

Anissa Boulahya



I try to find massively underserved markets, where current technology will be an inevitable driver of easier, cheaper, and better options for consumers (rare combination). Financial technology like Makeba is not only tapping into a massive space, they're doing it in a way that makes all three of those possible. Then you add in stellar traction and team, and you have my favorite recipe for an Angel investment: Great team, working in a massive space, with the sights set on an inevitable solution that is better, easier, and cheaper for all involved.

James Beshara

Founder (Tilt acq by Airbnb / Angel Investor (Gusto, Halo Top, Mercury, Bolt, 35+) / Author & Podcaster ("Below The Line") / Dad & Husband

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Yamandou Alexander
CEO
Serial entrepreneur and philanthropist with decades of experience building technology and infrastructure projects in Africa.



Mayoro Diagne
Technology Project Manager
Mayoro has over 15 years of IT experience leading major governmental projects with large social impact. He leads the development and technology team at Makeba.



Hernidia Tavares
Cape Verde Country Manager
Hernidia is responsible for customer acquisition, marketing and business partnerships in our pilot market of Cape Verde. She has extensive experience in marketing and sales for consumer products and telecommunication companies in Cape Verde.



Adriana Henriquez
Chief Operating Officer
Adriana holds over 18 years of experience in scaling startups through strategy, operations and business development. Following on 18 years of experience, she oversees operations, risk management, compliance, and governance for Makeba.



Erik Jarlsson
Chief Creative Officer
Erik has over 20 years of experience creating innovative design solution for startups and Fortune 500 companies in the US and Europe. At Makeba Erik leads the UX/UI design and oversees branding initiatives.



Dana Endundo Ferreira
Market Director, Europe
Dana is over 14 years of experience in Marketing and Digital Strategy, including for Citibank and The Bank of New York Mellon. Dana leads Makeba's customer acquisition effort in Europe.



Fatim Sow
Chief of Staff
Fatim comes to Makeba with over 15 years of experience in new product development, marketing and entrepreneurship in consumer products. At Makeba, Fatim is involved with business development initiatives.

In the news

Cabo Verde: Correios querem pagamento de pensoes via telemovel | e-Global

Os Correios de Cabo Verde (CCV) declararam, atraves de uma nota de imprensa, que querem criar condicoes para o pagamento de pensoes sociais via telemovel, atraves de uma aplicacao de transferencia bancaria

April 25, 2020 @ e-global.pt

The future of African Banking and the impact of mobile money - FurtherAfrica

Technology is changing the world of finance at a staggering pace and Africa is quietly leading the way in mainstream adoption. General infrastructure has been a historical deterrent to the dissemination of

January 6, 2020 @ furtherafrica.com

Cabo Verde ve no sistema de pagamento Makeba alternativa para aumentar inclusao financeira

O primeiro-ministro cabo-verdiano, Ulisses Correia e Silva, ve no sistema de pagamento Makeba, lancado esta quarta-feira, na Cidade da Praia, uma alternativa para aumentar a inclusao financeira em Cabo Verde.

December 19, 2018 @ jornaleconomico.sapo.pt

Downloads

MakebaWeFunder.pdf

We enable emerging markets to transact securely without credit cards or cash

We've built a financial ecosystem that combines point-of-sale payments and money transfers into a platform that is lightning fast, highly secure, and very low-cost.


What is Makeba?
Watch later
Share

The Opportunity in Africa

While the Makeba opportunity is global, we're first targeting Africa where the demand is high and our team is experienced.

$65 billion in remittances is sent to Africa each year



80% of payments in Africa are made with cash



500 million affordable smartphones in use and growing fast



Africa's economy is growing, GDP was up 3.8% in 2018



Remittance Costs

- The average cost of remittance to Africa is very high at 9.5% on average.
- Despite high fees $65 billion was sent to Africa in 2018 alone.

Cash Transactions

- The informal sector in Africa is huge, close to $1 trillion in 2016.
- 80% of transactions are still done entirely in cash, which is unsafe and unpractical for both individuals and businesses.

Credit Cards

- Only 21% of the sub-Saharan population in Africa have a bank account.
- In regions where card payments are available, high transaction fees for businesses are prohibitive.

Smartphone Explosion

- Sub-Saharan Africa has an estimated 500 million low-cost smartphones today & climbing.
- Ever faster mobile networks are rapidly rolled out to meet the increase in demand.

Young and Growing

- 70% of Africa's 1.2 billion people are under the age of 30.
- Increasingly educated and tech-savvy consumers are entering the job market.
- Africa's economy is on an upward trend, GDP grew by 3.8% in 2018.

Where Makeba Comes In


Cut out the middlemen that drive up cost

By cutting out the middlemen, Makeba transactions are able to move between sender and recipient instantly. Without the need for credit cards, wire transfers or cash.

Having no costly payment networks or slow third parties to deal with means we can offer a better and cheaper service to our customers.

The goal is for our customers to pay for everything in their lives with Makeba - from sending and receiving remittances to buying groceries and shopping online.


90% cheaper remittances from US & EU
90% cheaper point-of-sale transactions

Makeba price advantages. Left: Average remittance cost from US & EU to Africa compared to Makeba. Right: Average credit card fee compared to Makeba US transaction fees.

We've Proven That Makeba Works


Makeba is fully operational in Cabo Verde

To test our technology we launched Makeba in the West African country of Cabo Verde earlier this year and we are off to a strong start.

We already have over 2,500 customers and our month-to-month customer growth is 35% despite a Corona lockdown.


2,000
0
688
785
943
1,549
2,026
FEB
MAR
APR
MAY

Customer growth in Cabo Verde since launch

We've had great feedback from businesses and from the government in Cape Verde. For instance, we have recently partnered with the Post Office to deliver pension payments using Makeba.

Together with our local bank partner Banco BAI we are currently offering our customers:
• mobile payments
• domestic money transfers
• airtime purchases
• payment of government taxes
• pension deposits


5 de junho
1979 - 2019

Shell licensee partnership announcement


MAKEBA

The prime minister of Cabo Verde, Ulisses Correia e Silva, at the Makeba launch



Senior citizens can sign up to receive pension payments with Makeba

How We Make Money


A reliable flow
of revenue

We want to grab a share of the remittances market going to and within Africa, collecting a fee on every transfer. At the same time, we want to gain a share of in-person and online point-of-sale payments in Africa; collecting a transaction fee for every payment.

With remittances and payments as our foundation, we aim to create additional sources of revenue by adding to our financial services offering.

In the first year of operation we expect our sources of income to be:



Cash Withdrawal Fees



Money Transfer Fees



Monthly Subscription Fees



Sale of Airtime and Data



Merchant Transaction Fees



Currency Exchange

We aim to establish a reliable flow of revenue by encouraging our customers to subscribe to our monthly plans that lower their per-transaction fees.


Cash Withdrawal Fees
28%
Money Transfer Fees
27%
Monthly Subscription Fees
22%
Sale of Aritime and Data
18%
Merchant Transaction Fees
4%
Currency Exchange
1%

Breakdown of our expected revenue stream in the first year.

Our Product

We're creating a complete financial ecosystem where our customers pay for everything in their lives with Makeba.


We are Makeba
Watch later
Share

The cornerstones of our platform are three tightly integrated products:

Makeba Money	Makeba Merchant	Makeba SDK
		
Free app for individuals	Free app for businesses	Development kit for third parties to accept Makeba payments

Our Product: Makeba Money App

Traditional Transfer
9.5%
1 - 3 days



João M.
$10.00

Makeba
0.25%
Instant

Average money transfer fee to Africa using traditional remittance methods compared to the Makeba Plus plan

Money Transfers
Lets customers send money instantly to other Makeba users.

Payments
Secure payments in stores and online without Credit Cards.

Messenger
Customers can chat securely to friends and family as well as request and attach money.

Cash Services
Allows customers withdraw and deposit cash at partner banks and at local businesses who are using Makeba Merchant.

Bill Pay & Airtime
Customers can buy airtime directly from the app as well as pay bills from Makeba Merchants, and more.

Cost
There is no monthly fees for Makeba although customers can select a monthly plan to further lower their remittance fees. It's always free to receive money, chat and make payments.

View in: App Store | Play Store

Our Product: Makeba Merchant App


Credit Cards
2.9%
+ 30¢
$13.50
$5.00
Makeba
0.25%
+ 10¢

Average credit card transaction fee in the US compared to Makeba's POS transaction fees.

Point of Sale
Makeba Merchant is a free POS app for accepting payments from Makeba Money customers.

Manage Employees
Merchants can track their employees sales in real time and set customized permissions for each employee.

Fast & Secure
Unlike with credit cards there are no unexpected chargebacks, and payments are deposited in full instantly.

Cost
There are no set-up cost, monthly minimums and no subscription fees - although customers can select a monthly plan to further lower their transaction fees.

Our Product: Makeba Payment SDK

We are currently in the testing phase of our Payment SDK which will allow third party apps and websites to accept Makeba as a form of payment.

The SDK can be adapted by any approved third party providers that connects to the internet - ranging from e-commerce websites to in person payment kiosks and more.


1. SELECT YOUR PAYMENT METHOD
Credit card
Paypal
PayPal
MAKEBA
NEXT
Pay
Please confirm your purchase details
Airways
Amount
$1,300.00
PAY NOW

We're developing a payment SDK that lets third parties charge thru Makeba

Security Is Our Top Priority

With Makeba, fraudulent charges are near impossible as each payment requires the user's explicit approval to be processed. Unlike credit cards, Makeba transactions can't be made without the customer agreeing to it.

Also, all our customers must pass through the same KYC process, so we know who is behind each transaction and can better monitor each account for suspicious activity.

All our customer deposits are held by our bank partners in insured bank accounts that follow the same regulation and security protocols as normal bank accounts do.

In times of Corona virus Makeba's touch-less payments are also a benefit to personal health and safety.



Accounts are locked to user's phone with two-factor authentication	No unexpected charges - all transactions require explicit approval	All users must pass regulated Bank KYC verification

How We're Growing and What's Next

Our immediate goal is to raise $700,000 in funding with WeFunder to help us launch in the US and Senegal by the end of 2020

Through the bank partnerships we have in place, we aim to quickly launch in 14 additional West African countries and EU regions with an African diaspora.

Looking further ahead, **our long term objective is to have 9 million subscribers and $ 1 billion in revenue by 2025.**



Bank Partners
Orabank
West Africa
Providus Bank
Nigeria
Banco BAI
Cabo Verde
Banco BNI
Europe
Bank To Be Announced
United States
Pop: 328M
Pop: 515M
Pop: 346M

Near term expansion goals with our bank partners

We have a robust customer acquisition strategy:

Leveraging our Merchant Network
We will focus on first building a strong network of merchants that accept Makeba through regional sales teams, social media campaigns and referral programs.

Strong Referral Program
We have a generous incentivized referral program for merchants and individuals who refer new subscribers to Makeba.

Community Events
Partnerships with local diasporas to gain exposure and turn users into brand ambassadors.

E-mail marketing
To promote referral program & downloads

Social Media & Advertising
Educate and expose the audience to the Makeba services. Reinforce the emotional connection to financial inclusion and empowerment.
Efforts will be targeted through ads on social media channels like Facebook, Twitter, and Instagram.

Influencer Marketing and PR Buzz
Build relationships with individuals who have influence with our target groups.
Consistently pitching local and diaspora press outlets to cover Makeba stories.


$100,000,000
$75,000,000
$50,000,000
$25,000,000
$0
10,000,000
7,500,000
5,000,000
2,500,000
0
Financial Performance
Subscribers
Year 1
Year 2
Year 3
Year 4
Year 5
Total Revenue per Month
Total Expenses per Month
Subscribers Globally

*By keeping administrative costs low and focusing on viral marketing efforts to drive user growth, margins can exceed 50%, while still being the lowest cost remittance and POS service available. *The above chart contains future-looking projections which cannot be guaranteed.*

Let's Move Money Forward Together

The market is **ready:**

Smartphone usage and wireless networks are growing rapidly in Africa

The cost of remittances and card payments has stagnated

Moving fast allows us to leapfrog competition and gain market share quickly

By creating a low-cost and easy to use financial platform we can give more people and economies a chance to develop and grow stronger. It's time to bring millions of people into the modern economy.

Invest in Makeba today

Investor Q&A

– COLLAPSE ALL

What does your company do?

Makeba is a new financial network that combines money transfers and payments into a digital ecosystem that is highly secure, lightning-fast, and very low-cost. Customers and businesses transact securely and instantly without cash or credit cards using only their smartphones.

Where will your company be in 5 years?

While the opportunity is global, Makeba is first targeting Africa where the demand is high and our team is experienced. In 5 years we hope to be operational in all African countries as well as countries with sizable African diasporas, primarily western-Europe and the US. Our objective (which cannot be guaranteed) is to secure 9 million subscribers and $1 billion in revenue by 2025 .

Why did you choose this idea?

Income inequality is one of the most important challenges of our time. Technology allows us to address financial inclusion. We are in business to make money, but to do so in a socially responsible way. We go beyond moving money forward for our customers and offer them innovative products that solve their most acute pain points.

How far along are you? What's your biggest obstacle?

We have developed the technology and have a mature suite of products.
We have rolled out the service in Cabo Verde as a first test market and already the feedback has been really great.
We are fully operational in Cabo Verde with a current customer base of 2,500 users and growing by 35% per month. A rapidly growing number of businesses are accepting Makeba payments and we have even partnered with the Government to pay pensions with Makeba - the first time this has been done electronically.

Our biggest obstacle right now is quickly rolling out in more markets - most importantly the US and Europe.

Who competes with you? What do you understand that they don't?

Our main competitors are remittance services and payment processors.

The fin-tech market can seem crowded from afar but few offerings are proving competent. Many startups are relying on unproven virtual currencies which is not something that the African consumer is interested in. Makeba only uses real money and all our deposits are held in regulated, insured bank accounts.

We understand the services that African consumers want. We know the local markets and have solid networks from years of doing business in the region. And we also have the opportunity to be first-to-market in several countries.

How will you make money?

Our main sources of income are going to be:
- Subscription fees for our monthly plans
- Remittance fees from money transfers
- Cash withdrawal fees
- Payment processing fees from Merchants
- Sale of airtime and data plans
- Currency Exchange

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Our biggest risk in the short term is running out of cash before we can reach the scale at which we are profitable.

While Makeba has value as a purely inter-African remittance and payment service. We rely on the US and Europe to be the source of remittance that fuels our users accounts. It will be hard to become profitable quickly enough without these markets onboard in the next year.

Financials

Makeba has financial statements ending December 31 2019. Our cash in hand is $185,000, as of May 2020. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $100,000/month.

At a Glance

January 1 to December 31


$$$$

$0
Revenue



-$1,118,988
Net Loss


IOU!

$148,825 +139%
Short Term Debt



$805,000
Raised in 2019



$185,000
Cash on Hand
As of 05/25/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Makeba is a new financial network that combines money transfers and payments into a digital ecosystem that is highly secure, lightning-fast, and very low-cost.

Customers and businesses transact securely and instantly without cash or credit cards using only their smartphones.
While the opportunity is global, Makeba is first targeting Africa where the demand is high and our team is experienced.

In 5 years we hope to be operational in all African countries as well as countries with sizable African diasporas, primarily western-Europe and the US.

Our objective (which cannot be guaranteed) is to secure 9 million subscribers and $1 billion in revenue by 2025 .
Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Makeba, Inc was incorporated in the State of Delaware in May 2016.

Since then, we have:

- Instant mobile payments with 90% lower fees than credit cards

- Instant international remittance with 90% lower fees than cash agents

- Product is fully operational in our first test market

- Customer base growing by 35% per month

- We have already raised $2.5 million

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $0 compared to the year ended December 31, 2018, when the Company had revenues of $0.

- *Assets.* As of December 31, 2019, the Company had total assets of $86,992, including $46,246 in cash. As of December 31, 2018, the Company had $325,470 in total assets, including $229,223 in cash.

- *Net Loss.* The Company has had net losses of $1,118,988 and net losses of $1,111,287 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $326,973 for the fiscal year ended December 31, 2019 and $191,757 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $600,000 in debt and $2,000,000 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 1 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 3 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Makeba, Inc cash in hand is $185,000, as of May 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $100,000/month, for an average burn rate of $100,000 per month. Our intent is to be profitable in 18 months.

On January 2020, Makeba acquired Fintech Africa, the development company that has developed all technology to date.

Revenue in 3 Months - $0 per month

Revenue in 6 Months - $12,651 per month

Expenses in 3 Months - $194,889 per month

Expenses in 6 Months - $ 346,139 per month

Although we cannot guarantee it, we expect our 2,500 customers to generate revenue within the next month, once initial promotions expire. Six months following the raise, our monthly revenue projections are between $10,000-$20,000 per month.

If needed, we can rely on capital injections by Founder, additional funding from friends, family, and previous Investors. We believe it will take about $7M raised total for us to reach a break-even point.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin: N/A

Gross Margin: N/A

Return on Assets: -1,286%

Earnings per Share: -$11.19

Revenue per Employee: $0

Cash to Assets: 53%

Revenue to Receivables: ~

Debt Ratio: 376%

Risks

1. Regulatory changes that impact our business model: Financial services are subject to frequent regulatory revisions and the timely implementation of new rules and compliance provisions is a risk.

2. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

3. Regulatory changes that affect our banking partners: Our bank partner agreements are contingent on compliance to regulation and any change to the banking regulation related to bank partnerships with services, like Makeba, could cause unexpected costs to development or a pause on a market.

4. Significant price drop by competitors: At this time, Makeba's value proposition is unique in the market and provides a very affordable alternative to existing players. There is a risk that Makeba's traction may cause competitors to drop pricing to gain back their customer base.

5. Our financial projections are based on forecasts that assume specific growth patterns. There is a risk adoption as the application and marketing initiatives are rolled out, adoption may be lower and growth targets may not be met.

6. This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief. [Rule 201(z)(1)(i)]

7. COVID-19 has delayed merchant acquisition because of mandates to close down businesses, and it may continue to have material impacts on our business.

8. The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Yamandou Alexander	CEO @ Makeba	2016

Officers

OFFICER	TITLE	JOINED
Yamandou Alexander	Secretary President CEO	2016

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Yamandou Alexander	86,158 common stock	86.2%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$0	Priced Round
02/2018	$500,000	Loan
07/2019	$100,000	Loan
04/2020	$50,000	SAFE
09/2019	$200,000	Priced Round
04/2019	$505,000	Priced Round
09/2018	$1,000,000	Priced Round
05/2018	$245,000	Priced Round

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
ASG Telecom	02/01/2018	$500,000	$478,346	0.0%	05/31/2022	Yes
Saleem Elmasri	07/16/2019	$100,000	$95,832	10.074%	07/15/2024	Yes

Related Party Transactions

Name	ASG Telecom
Amount Invested	$500,000
Transaction type	Loan
Issued	02/01/2018
Outstanding principal plus interest	$478,346 as of 05/2020
Interest	0.0 per annum
Maturity	05/31/2022
Outstanding	Yes
Current with payments	Yes
Relationship	Common Ownership Interest

Use of Funds

$99,960	40% product development, 30% salaries, 20% marketing, 2.5% hosting and operations, 7.5% WeFunder Fee
$699,840	30% product development, 25% salaries, 20% marketing, 10% legal and compliance, 7.5% WeFunder Fee, 5% IT assets, 2.5% hosting and operations

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	200,000	90,000	Yes
Preferred Stock	50,000	10,000	Yes

The Funding Portal

Makeba is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.